MONSTER WORLDWIDE, INC.
622 Third Avenue
New York, New York 10017

August 10, 2010

VIA EDGAR AND FACSIMILE (202-772-9205)

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Monster Worldwide, Inc.

Form 10-K for the fiscal year ended December 31, 2009
Filed February 4, 2010

Definitive Proxy Materials on Schedule 14A
Filed April 28, 2010

File No. 1-34209

Dear Mr. Spirgel:

We have received and reviewed the comment in your letter dated July 29, 2010 regarding the above-referenced filings and have provided the attached response. We have repeated the text of your comment and followed it with our response.

Further, we acknowledge that:

1.	Monster Worldwide, Inc. (hereinafter referred to as the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, you may contact me at (212) 351-7003 or James Langrock, Senior Vice President and Chief Accounting Officer, at (212) 351-7101.

Very truly yours,

/s/ Timothy T. Yates

Timothy T. Yates
Executive Vice President, Chief Financial Officer

cc:	Michael C. Miller, Executive Vice President, General Counsel and Secretary, Monster Worldwide, Inc.
James M. Langrock, Senior Vice President and Chief Accounting Officer, Monster Worldwide, Inc.

Definitive Proxy Materials
Summary Compensation Table

1.
We note your response to prior comment five in our comment letter dated June 18, 2010, particularly your final sentence. Please confirm that in future filings when awarding discretionary non-cash bonuses in the same manner as was done in the past, you will include such amounts in the Bonus column of your Summary Compensation Table pursuant to Item 402(c)(2)(iv) of Regulation S-K.

Response

The Company confirms that in future filings the Company will include in the Bonus column of its Summary Compensation Table the amount of discretionary non-cash bonuses awarded in the same manner as was done by the Company on March 24, 2010 (i.e., the grant of restricted stock as a discretionary bonus), pursuant to Item 402(c)(2)(iv) of Regulation S-K. Such amounts will be included under the fiscal year for which the bonus was awarded. Accordingly, in future filings the discretionary non-cash bonuses awarded on March 24, 2010 will be included as 2009 compensation in the Bonus column of the Summary Compensation Table.